Exhibit 21.1

Subsidiaries of Associated Capital Group, Inc.

The following table lists the direct and indirect subsidiaries of Associated Capital Group, Inc. (the "Company"), except those investment partnerships and offshore funds which are consolidated. In accordance with Item 601 (21) of Regulation S-K, the omitted subsidiaries considered in the aggregate as a single subsidiary would not constitute a "significant subsidiary" as defined under Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation or Organization
Gabelli Securities, Inc.	Delaware
(93.9%-owned by the Company)
G.research, LLC	New York
(100%-owned by Gabelli Securities, Inc.)
Gabelli & Partners, LLC	Delaware
(100%-owned by Gabelli Securities, Inc.)
Gabelli Arbitrage Holdings LLC	Delaware
(100%-owned by the Company)
Gabelli Trading Holdings LLC	Delaware
(100%-owned by the Company)